Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-12089

OFFERING CIRCULAR SUPPLEMENT NO. 8

Date of Offering Circular: December 19, 2022

October 7, 2024

NV REIT LLC

c/o Neighborhood Management LLC

5227 N. 7th Street

Phoenix, AZ 85014

602-714-1555

https://neighborhood.ventures

This document (the “Supplement”) supplements the Offering Circular of NV REIT, LLC, (the “Company”) dated December 19, 2022 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Change to Limited Rights of Liquidity

The section of the Offering Circular captioned “SECURITIES BEING OFFERED – Limited Right of Liquidity” is revised to provide as follows:

The Authorizing Resolution that establishes the Class A Investor Shares gives Investors a limited right of liquidity by giving an Investor who has owned his, her, or its Class A Investor Shares for at least one (1) year the right to request that the Company purchase, or arrange for the purchase of, all or a portion of their Class A Investor Shares. To request that the Company purchase or arrange for the purchase shares, Investors must submit a written request to the Company in the redemption window. The redemption window will open the first day of each calendar quarter and will close the third Friday of that given month (see redemption windows list below). The Investor must specify in their request to the Company the number of shares the Investor desires to sell. After the redemption window, the Company will use commercially reasonable efforts to arrange for such purchase (or notify the Investor that the Company cannot accommodate the request) by the last day of such quarter.

Redemption Window is the 1st day of the quarter through the 3rd Friday of the first month of the quarter
	Redemption Window Opens:	Redemption Window Closes:	Paid out by:
Q4 2024	October 1, 2024	October 17, 2024	December 31, 2024
Q1 2025	January 1, 2025	January 17, 2025	March 31, 2025
Q2 2025	April 1, 2025	April 17, 2025	June 30, 2025
Q3 2025	July 1, 2025	July 17, 2025	September 30, 2025
Q4 2025	October 1, 2025	October 7, 2025	December 31, 2025

If the Company is not able to purchase or arrange for the purchase an Investor’s shares and so notifies the Investor within the time limits described above, the Investor may either rescind the request or maintain the request for the following redemption window until satisfied or rescinded. Investors have the right to withdraw a purchase request in writing at any time prior to the closing of the sale, provided that if an investor withdraws the request, any subsequent request will be treated as a new request.

This limited right of liquidity is subject to important limitations:

●	The Company is not required to purchase or arrange for the purchase of shares if the Company determines, in its sole discretion, that it does not have sufficient cash to do so or that doing so would be adverse to the interests of the Company or its other Stockholders.

●	The Company is not required to borrow money or dispose of assets.

●	During any given calendar year the Company shall not be obligated to purchase or arrange for the purchase of more than 2% of the total number of shares of Class A Investor Shares issued and outstanding during any calendar year (although it may choose to do so in its sole discretion).

●	The Delaware Limited Liability Company Act may limit the Company’s ability to repurchase shares. Under Section 18-607 of the Delaware Limited Liability Company Act, Delaware limited liability companies are generally prohibited from making distributions that would result in the company’s liabilities exceeding the fair value of its assets.

If more than one Investor requests that the Company purchase its Class A Investor Shares, the Company will consider the requests in the order received.

The purchase price of Class A Investor Shares repurchased pursuant to the limited right of liquidity will be the amount the Investor would have received with respect to such Class A Investor Shares had the Net Asset Value been distributed in complete liquidation of the Company, subject to a discount calculated as follows:

If the Investor Has owned His, Her, or Its Class A Investor Shares For:	The Discount Shall Be:
No redemptions can be made the first year.	--
More than one year but not more than two years.	3%
More than two years but not more than three years.	2%
More than three years.	1%